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December 22, 2004


Via Edgar and Federal Express
Mr. Jeffrey Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:      National Interstate Corporation
         Registration Statement on Form S-1
         File Number 333-119270, Amendment No. 4

Dear Mr. Riedler:

         This letter is in response to comments made by the Staff of the Securities and Exchange Commission (the "SEC" or "Commission") in its correspondence dated December 9, 2004 (the "Comment Letter") to National Interstate Corporation (the "Company" or "National Interstate") with respect to the above-referenced filing. Today, in response to the Comment Letter, the Company has filed with the Commission Amendment No. 5 to the Registration Statement on Form S-1 (the "Form S-1" or the "Prospectus") marked to show changes from the draft filed with the SEC on December 3, 2004.

         Below are the Company's responses to each comment in the Comment Letter. For the convenience of the Staff, we have repeated each of your questions before the response. Additionally, the page numbers in the responses below refer to the pages of the marked (rather than the clean) version of the Form S-1. To facilitate your review, we are sending to you, as a courtesy, five clean and five marked copies of the Form S-1 today by Federal Express.

                                      * * *

CRITICAL ACCOUNTING POLICIES
----------------------------

LOSSES AND LOSS ADJUSTMENT EXPENSES (LAE) RESERVES, PAGES 32 - 34
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1.      REFER TO YOUR RESPONSE TO COMMENT 8. PLEASE PROVIDE TO US AND DISCLOSE A
        MORE DETAILED DESCRIPTION OF YOUR RESERVING PROCESS. INCLUDE A BETTER DESCRIPTION OF WHAT IS INVOLVED IN THE "TESTS" PERFORMED BY THE ACTUARIES. WE MAINTAIN THAT THE DISCLOSURE AS WRITTEN INFERS THAT MULTIPLE POINT ESTIMATES ARE GENERATED AND THAT MANAGEMENT SELECTS THE MOST APPROPRIATE ONE. THIS IS BASED ON THE STATEMENT THAT SAYS THAT THE "ESTIMATE MAY BE ONE TEST, A WEIGHTED AVERAGE OF SEVERAL TESTS, OR A JUDGMENTAL SELECTION." PLEASE CLARIFY THE DISCLOSURE TO CLEARLY INDICATE HOW MANAGEMENT SELECTS THE FINAL RESERVE ESTIMATE.

        After discussions with the Staff and in response to the Staff's comments, we have amended the disclosure on pages 32 and 33 to include, among other things, additional discussion of

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        our reserving process and a comparison of management's estimate and the analysis performed by the actuaries.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2
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2.      PLEASE REMOVE THE "TO BE ISSUED" LANGUAGE RELATED TO THIS REPORT AS
        WELL AS THE REPORT INCLUDED ON PAGE II-7 PRIOR TO REQUESTING EFFECTIVENESS.

        We supplementally advise the Staff that our Amended and Restated Articles of Incorporation have been filed and accepted by the Ohio Secretary of State. The 200-for-1 stock split occurred on December 6, 2004. Therefore, Ernst & Young LLP removed the "to be issued" language related to their Report of Independent Registered Public Accounting Firm that appears on page F-2.

SEGMENT INFORMATION, PAGE F-10
------------------------------

3. REFER TO YOUR RESPONSE TO COMMENT 15. THIS RESPONSE FAILS TO ADDRESS WHY THE MORE DETAILED INFORMATION REVIEWED BY THE CODM AS EVIDENCED IN THE REPORT PROVIDED TO US DOES NOT INDICATE MULTIPLE OPERATING SEGMENTS. WE REEMPHASIZE OUR PRESUMPTION FROM THE PREVIOUS COMMENT THAT IF THE CODM RECEIVES THE INFORMATION, THE CODM USES THAT INFORMATION TO MANAGE THE COMPANY. IT APPEARS THAT PROFITABILITY DECISIONS MAY BE MADE AT THE LOWER LEVEL DETAILED IN THIS REPORT, WHICH SEEMS TO INDICATE THAT THE DECISION TO FOCUS ON OR DEEMPHASIZE A PARTICULAR LINE IS MADE BASED ON INFORMATION CONTAINED IN THIS REPORT. IF THE COMPANY IS AGGREGATING THESE LINES OF BUSINESS TOGETHER UNDER THE GUIDANCE OF SFAS 131, PLEASE PROVIDE TO US THE SUPPORT THAT ALLOWS THE COMPANY TO DO THIS AND CLEARLY DISCLOSE THAT THE COMPANY IS AGGREGATING CERTAIN SEGMENTS.

        As indicated on page F-10 and the amended disclosure on page F-25, management believes we operate as one segment - property and casualty insurance. In response to our discussions with the Staff, we are supplementally providing, as Exhibit A, an analysis of SFAS 131 as it pertains to our business.

4. WE CONTINUE TO MAINTAIN THAT THE DISCLOSURE OF REVENUES AT A LOWER LEVEL SIMILAR TO THE INFORMATION PROVIDED IN OTHER PARTS OF THIS DOCUMENT IS REQUIRED UNDER PARAGRAPH 37 OF SFAS 131. WE NOTE THAT CERTAIN PRODUCTS ARE DISTINCT ENOUGH TO REQUIRE A LOWER LEVEL OF DISCUSSION TO BETTER UNDERSTAND THE BUSINESS IN OTHER PORTIONS OF THE DOCUMENT. PLEASE PROVIDE THE PREVIOUSLY REQUESTED DISCLOSURE BY MAJOR LINES OF BUSINESS SIMILAR TO THE RESERVE DISCLOSURE ON PAGE 34 OR THE SUMMARY OF REVENUE TABLE ON PAGE 2.

        After discussions with the Staff and in response to the Staff's comments, we have amended the disclosure on page F-25.

                                      * * *

         If you have any questions regarding these responses or any further comments, please contact the undersigned at (330) 659-8900.

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Very truly yours,

/s/ Michael A. Schroeder

Michael A. Schroeder
Enclosures

cc:      April V. Boise
         Jonathan L. Freedman